                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC  20549

                                  FORM 11-K


                   Annual Report Pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934


For the year ended December 31, 1996    Commission file number 0-13880


A.  Full title of the Plan:

    ENGINEERED SUPPORT SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                      ENGINEERED SUPPORT SYSTEMS, INC.
                            1270 N. PRICE ROAD
                        ST. LOUIS, MISSOURI  63132
                              (314)993-5880

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.


                                    ENGINEERED SUPPORT SYSTEMS, INC.
                                    EMPLOYEE STOCK OWNERSHIP PLAN


Date:   6/20/97                     /s/ Gary C. Gerhardt
     -------------                  -----------------------------
                                    Gary C. Gerhardt
                                    Executive Vice President and
                                    Chief Financial Officer
                                    Engineered Support Systems, Inc.
                                    and Member of the Administrative
                                    Committee of the Plan

Price Waterhouse LLP



June 13, 1997

To the Participants and Administrator of Engineered Support Systems, Inc.
Employee Stock Ownership Plan


In our opinion, the accompanying statements of net assets available for plan benefits with fund information and the related statements of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net assets available for plan benefits of the Engineered Support Systems, Inc. Employee Stock Ownership Plan at December 31, 1996 and 1995, and the changes in the net assets available for plan benefits for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for plan benefits with fund information and the statements of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1996
                                                                      Fund Information
                                            --------------------------------------------------------------------------
                                              ESSI       Strategic    Target      Balanced     Guaranteed
                                              Stock      Growth       Value       Asset        Investment       Loan
                                  Total       Fund       Portfolio    Portfolio   Portfolio    Portfolio        Fund
                               -----------  ----------   ---------    ---------   ---------    ----------     --------
Assets:
Cash and cash equivalents      $   101,511  $   (2,563)   $ 33,827    $   13,293   $(12,518)    $   69,472

Investments, at fair value      10,814,801   6,860,063     633,152     1,048,754    997,866      1,072,276    $202,690

Contributions receivable:
   Employer                          7,078       7,078
                               -----------  ----------    --------    ----------   --------     ----------    --------
                                10,923,390   6,864,578     666,979     1,062,047    985,348      1,141,748     202,690

Liabilities:
Accrued interest                     7,078       7,078
Long-term debt                     996,300     996,300
                               -----------  ----------    --------    ----------   --------     ----------    --------
                                 1,003,378   1,003,378
                               -----------  ----------    --------    ----------   --------     ----------    --------

Net Assets Available
for Plan Benefits              $ 9,920,012  $5,861,200    $666,979    $1,062,047   $985,348     $1,141,748    $202,690
                               ===========  ==========    ========    ==========   ========     ==========    ========


See notes to financial statements.

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED AIR SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1995

                                                                         Fund Information
                                            --------------------------------------------------------------------------
                                               ESSI       Strategic   Target       Balanced     Guaranteed
                                               Stock      Growth      Value        Asset        Investment      Loan
                                 Total         Fund       Portfolio   Portfolio    Portfolio    Portfolio       Fund
                               ----------   ----------    ---------   ---------    ---------    ----------    --------
Assets:
Cash and cash equivalents      $  109,117   $    6,806    $ 10,023    $ 24,269     $ 37,751     $   30,268

Investments, at fair value      6,438,108    3,239,635     291,439     801,309      573,138      1,297,792    $234,795

Contributions receivable:
   Employer                        10,258       10,258
                               ----------   ----------    --------    --------     --------     ----------    --------
                                6,557,483    3,256,699     301,462     825,578      610,889      1,328,060     234,795


Liabilities:
Accrued interest                   10,258       10,258
Long-term debt                  1,143,900    1,143,900
                               ----------   ----------    --------    --------     --------     ----------    --------
                                1,154,158    1,154,158
                               ----------   ----------    --------    --------     --------     ----------    --------

Net Assets Available
for Plan Benefits              $5,403,325   $2,102,541    $301,462    $825,578     $610,889     $1,328,060    $234,795
                               ==========   ==========    ========    ========     ========     ==========    ========


See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED AIR SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN


December 31, 1996

                                                                        Fund Information
                                            --------------------------------------------------------------------------
                                               ESSI       Strategic   Target        Balanced    Guaranteed
                                               Stock      Growth      Value         Asset       Investment      Loan
                                 Total         Fund       Portfolio   Portfolio     Portfolio   Portfolio       Fund
                               ----------   ----------    ---------   ---------     ---------   ----------    --------
Additions:
Employee contributions         $  379,447   $   49,992    $ 80,418    $   89,482    $ 91,622    $   67,933
Employer contributions            288,870      288,870
Realized and unrealized
  gains, net                    3,734,272    3,734,272
Net gain from common/
  collective trusts               431,307                   81,421       168,682     106,380        74,824
Interest & dividend income         28,944        7,352         472           699         645           858    $ 18,918
Transfers (to) from other
  funds                                        (82,433)    209,105        12,714     218,474      (306,837)    (51,023)
                               ----------   ----------    --------    ----------    --------    ----------    --------
                                4,862,840    3,998,053     371,416       271,577     417,121      (163,222)    (32,105)
                               ----------   ----------    --------    ----------    --------    ----------    --------

Deductions:
Participant withdrawals           262,776      156,017       5,899        35,108      42,662        23,090
Interest expense                   83,377       83,377
                               ----------   ----------    --------    ----------    --------    ----------    --------
                                  346,153      239,394       5,899        35,108      42,662        23,090
                               ----------   ----------    --------    ----------    --------    ----------    --------
Net increase (decrease)         4,516,687    3,758,659     365,517       236,469     374,459      (186,312)    (32,105)

Net Assets Available
  for Plan Benefits at
  Beginning of Year             5,403,325    2,102,541     301,462       825,578     610,889     1,328,060     234,795
                               ----------   ----------    --------    ----------    --------    ----------    --------

Net Assets Available
  for Plan Benefits at
  End of Year                  $9,920,012   $5,861,200    $666,979    $1,062,047    $985,348    $1,141,748    $202,690
                               ==========   ==========    ========    ==========    ========    ==========    ========

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION


ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

Year Ended December 31, 1995
                                                                       Fund Information
                                               --------------------------------------------------------------
                                                  ESSI      Strategic   Target       Balanced      Guaranteed
                                                  Stock     Growth      Value        Asset         Investment
                                     Total        Fund      Portfolio   Portfolio    Portfolio     Portfolio
                                  ----------   ----------   ---------   ---------    ---------    -----------
Additions:

Employee contributions            $  396,909   $   61,273   $ 42,032    $100,411     $ 77,161     $  116,032
Employer Contributions               323,095      323,095
Realized and unrealized
  gains, net                       1,327,376    1,327,376
Net gain from common/
  collective trusts                  363,622                  51,250     121,316      103,372         87,684
Interest & dividend income            41,224        7,740        962       2,943        2,299          6,435
Transfers (to) from
  other funds                                      37,098    211,732     613,736      432,447      1,283,684
                                  ----------   ----------   --------    --------     --------     ----------
                                   2,452,226    1,756,582    305,976     838,406      615,279      1,493,835
                                  ----------   ----------   --------    --------     --------     ----------

Deductions:

Participant withdrawals              496,896      167,850      4,514      12,828        4,390        165,775
Interest expense                     129,937      129,937
                                  ----------   ----------   --------    --------     --------     ----------
                                     626,833      297,787      4,514      12,828        4,390        165,775
                                  ----------   ----------   --------    --------     --------     ----------
Net increase (decrease)            1,825,393    1,458,795    301,462     825,578      610,889      1,328,060

Net Assets Available
  for Plan Benefits at
  Beginning of Year                3,577,932      643,746
                                  ----------   ----------   --------    --------     --------     ----------

Net Assets Available
  for Plan Benefits
  at End of Year                  $5,403,325   $2,102,541   $301,462    $825,578     $610,889     $1,328,060
                                  ==========   ==========   ========    ========     ========     ==========

See notes to financial statements.

                                                              Fund Information
                                         ----------------------------------------------------------
                                                        Government       Guaranteed
                                           Equity         Mutual           Income            Loan
                                           Fund            Fund             Fund             Fund
                                         --------       ----------       ----------        --------
Additions:

Employee contributions
Employer contributions
Realized and unrealized
  gains, net
Net gain from common/
  collective trusts
Interest & dividend income                                                                   20,845
Transfers (to) from
  other funds                            (617,200)       (60,866)        (1,854,487)        (46,144)
                                         --------        -------         ----------        --------
                                         (617,200)       (60,866)        (1,854,487)        (25,299)
                                         --------        -------         ----------        --------

Deductions:

Participant withdrawals                     3,878                           105,985          31,676
Interest expense
                                         --------        -------         ----------        --------
                                            3,878                           105,985          31,676
                                         --------        -------         ----------        --------
Net increase (decrease)                  (621,078)       (60,866)        (1,960,472)        (56,975)

Net Assets Available
  for Plan Benefits at
  Beginning of Year                       621,078         60,866          1,960,472         291,770
                                         --------        -------         ----------        --------

Net Assets Available
  for Plan Benefits
  at End of Year                               $0             $0                 $0        $234,795
                                         ========        =======         ==========        ========

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1996

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the Plan) are presented on the accrual basis of accounting. Benefits due to former participants are recorded as a reduction in net assets available for Plan benefits when paid. At December 31, 1996 and 1995 undistributed withdrawals to former participants totaled $428,811 and $4,346, respectively, representing allocations of net assets available for Plan benefits.

Investments in the ESSI Stock Fund are stated at fair value based on the last reported sales price of Engineered Support Systems, Inc. (the Company) common stock on December 31, 1996 and 1995, respectively. Investments in the Strategic Growth Portfolio (managed by Nicholas-Applegate Capital Management), the Target Value Portfolio (managed by Jurika & Voyles, Inc. Investment Management), the Balanced Asset Portfolio (managed by Avatar Associates Investment Counsel) and the Guaranteed Investment Portfolio (managed by Mitchell Hutchins Asset Management) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager.

Investment income is recorded as earned. Net realized gains or losses on security transactions represent the difference between proceeds received and cost. In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation is reflected in the Statements of Net Assets Available for Plan Benefits and the change in net unrealized appreciation or depreciation is reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

Notes receivable, which represent all investments in the Loan Fund, are valued at their outstanding principal amount plus any accrued interest at a rate equal to the prime interest rate plus one percentage point.

Administrative expenses of the Plan are paid by the Company.

NOTE B--DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering the salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company and its wholly-owned subsidiaries, Engineered Air Systems, Inc. and Engineered Specialty Plastics, Inc. Eligible employees age 21 or older who have attained one year of service may enroll in the Plan. Upon enrollment, participants may elect to defer from 1% to 15% of their compensation in the Plan, up to a maximum of $9,500 for the year ended December 31, 1996. Under current Internal Revenue Service regulations, this maximum amount is adjusted annually for cost increases.

Contributions under the Plan consist of the following:

   1. The amount of the salary reduction elections of all Plan participants (the employee contribution).

   2. The Company's discretionary contribution of an amount no less than the amount sufficient to pay the monthly installments of the bank loan (the employer discretionary contribution).

   3. The Company's matching contribution of no less than 25% of each employee's contribution up to a maximum of 6% of the employee's earnings (the employer matching contribution).

Employee contributions and employer matching contributions are 100% vested. Participants vested at a rate of 20% per year in employer discretionary contributions prior to January 1, 1997 at which point these contributions also became 100% vested.

At December 31, 1996, the following investment options existed with respect to employee contributions:
     ESSI Stock Fund, which invests in the Company's common stock.

     Strategic Growth Portfolio, which invests in equity securities of growth companies as defined by the manager.

     Target Value Portfolio, which invests in equity securities of companies which the manager believes sell at a discount to actual value.

     Balanced Asset Portfolio, which invests in both equity and fixed income securities.

     Guaranteed Investment Portfolio, which invests in fixed income securities, primarily insurance and bank investment contracts.

All contributions by the Company are made to the ESSI Stock Fund.

The Plan also maintains a Loan Fund, which represents participant borrowings from existing balances in other Plan funds. These loans are to be repaid over a period not to exceed five years.

The Plan Administrator is Engineered Air Systems, Inc. acting through its Chairman, Michael F. Shanahan Sr. Mr. Shanahan has appointed an Administrative Committee to administer the Plan. The Company bears all expenses of administering the Plan, including any compensation of the trustee, PW Trust Company. No trustee fees or other administrative expenses were paid from Plan assets during the years ended December 31, 1995 or 1996.

Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company.

At December 31, 1996, Plan participants had elective account balances in the following funds:

           ESSI Stock Fund                      54
           Strategic Growth Portfolio           78
           Target Value Portfolio               88
           Balanced Asset Portfolio             97
           Guaranteed Investment Portfolio      77

NOTE C--INVESTMENTS

The following schedule presents information regarding assets held for investment:

                                                           Shares           Cost          Fair Value
                                                           -------       ----------       -----------
Balance at December 31, 1996:
-----------------------------
ESSI Stock Fund
 Engineered Support Systems, Inc.
 common stock                                              465,089       $3,221,849        $6,860,063

Strategic Growth Portfolio, managed by
 Nicholas-Applegate Capital Management                      43,036          505,074           633,152

Target Value Portfolio, managed by
 Jurika & Voyles, Inc. Investment
 Management                                                 74,338          776,595         1,048,754

Balanced Asset Portfolio, managed by
 Avatar Associates Investment Counsel                       69,402          801,883           997,866

Guaranteed Investment Contract Portfolio,
 managed by Mitchell Hutchins Asset
 Management                                                 56,770          957,599         1,072,276

Loan Fund
 Notes receivable from participants
 bearing interest rates ranging from
 7.0% to 10.0% with remaining maturities
 of 1 month to 5 years                                         N/A          202,690           202,690
                                                                         ----------       -----------
                                                                         $6,465,690       $10,814,801
                                                                         ==========       ===========

Balance at December 31, 1995:
-----------------------------
ESSI Stock Fund
 Engineered Support Systems, Inc.
 common stock                                              479,946       $3,291,840        $3,239,635

Strategic Growth Portfolio, managed by
 Nicholas-Applegate Capital Management                      23,426          240,837           291,439

Target Value Portfolio, managed by
 Jurika & Voyles, Inc. Investment
 Management                                                 67,908          682,581           801,309

Balanced Asset Portfolio, managed by
 Avatar Associates Investment Counsel                       45,257          472,713           573,138

Guaranteed Investment Contract Portfolio,
 managed by Mitchell Hutchins Asset
 Management                                                 73,144        1,220,726         1,297,792

Loan Fund
 Notes receivable from participants
 bearing interest rates ranging from
 7.0% to 10.0% with remaining maturities
 of 1 month to 5 years                                         N/A          234,795           234,795
                                                                         ----------        ----------
                                                                         $6,143,492        $6,438,108
                                                                         ==========        ==========


NOTE D--CHANGES IN THE PLAN

The Plan has pledged shares of the Company's common stock, purchased with bank loan proceeds, as collateral for its loan with Boatmen's National Bank of St. Louis (Boatmen's). Each year, Boatmen's releases a proportionate number of shares equal to the ratio of principal and interest paid during the year to the total of principal and interest paid and to be paid on the loan. The shares released are allocated to the participant accounts in relation to each participant's compensation to total participant compensation for the year. At December 31, 1996, 63,629 shares of the Company's common stock with a fair value of $939,000 are held in suspense and are pledged as collateral for the bank loan. 11,631 and 13,180 shares of the Company's common stock were released from suspense and allocated to participant accounts for the years ended
December 31, 1996 and 1995, respectively.

Effective January 1, 1995, the Company amended the Plan to allow the participation of all eligible employees of Engineered Specialty Plastics, Inc. and all eligible non-salaried employees of Engineered Air not covered by a collective bargaining agreement. The Plan was amended to provide for a matching contribution by the Company of no less than 25% of each eligible employee's contributions up to a maximum of 6% of the employee's earnings. The current investment options also became effective at this time.

NOTE E--INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated September 20, 1996 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Therefore, it is the opinion of the Plan Administrator that, as of December 31, 1996, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a). Thus, provision for federal income taxes is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.

                     CONSENT OF INDEPENDENT ACCOUNTANTS


June 20, 1997



We hereby consent to the incorporation by reference in the Registration

Statement on Form S-8 (No. 33-14504) of our report dated June 13, 1997 appearing on page 3 of the Annual Report of the Engineered Support Systems,

Inc. Employee Stock Ownership Plan on Form 11-K for the year ended

December 31, 1996.


/s/ Price Waterhouse LLP